NO ACT

DC
PE
3-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 19 2008
Washington, DC 20549

March 19, 2008

[redacted]

08042804

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2008

Re: Mattel, Inc.

Dear Mr. Normile:

This is in regard to your letter dated March 18, 2008 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Mattel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Mattel therefore withdraws its January 30, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

B

MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

January 30, 2008

1934 Act/Rule 14a-8

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. - Stockholder Proposal of
United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund. The full text of the Proposal and its supporting statement (the "Supporting Statement") are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials.

The Company intends to mail to stockholders, on or about April 23, 2008, definitive copies of the 2008 Proxy Materials in conjunction with its 2008 Annual Meeting of Stockholders. That meeting currently is anticipated to be held on May 29, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to stockholders. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Pursuant to Rule 14a-8(j), enclosed on the Company's behalf are six (6) copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its 2008 Proxy Materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2008 Proxy Materials.

I. The Proposal

The Proposal and Supporting Statement propose that the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives that does the following:

- Sets compensation targets for the plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the plan;
- Establishes performance targets for each plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to: (a) Rule 14a-8(i)(9) because the Proposal directly conflicts with one of the Company's own proposals to be submitted at the 2008 Annual Meeting; and (b) Rule 14a-8(i)(3) because the Proposal contains materially false or misleading statements on account of the Proposal being inherently vague.

A. Rule 14a-8(i)(9) - The Proposal directly conflicts with one of the Company's own proposals to be submitted at the 2008 Annual Meeting

Rule 14a-8(i)(9) provides that a company may omit a stockholder proposal from its proxy statement if "the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting."

At its 2008 Annual Meeting, the Company intends to submit for stockholder approval its 2008 Long-Term Incentive Plan (the "2008 LTIP") and the business criteria upon which its performance objectives will be based. The 2008 LTIP, which will be substantially similar to the Company's existing 2003 Long-Term Incentive Plan (the "2003 LTIP") and will replace the 2003 LTIP for bonuses in future years, will allow the Company to provide the Company's senior executive officers with the opportunity to earn cash or equity long-term incentive compensation based on the Company's performance with regard to performance targets relating to the Company's long-range goals. A key purpose of the 2008 LTIP is to enable the Company to design long-term incentive compensation that would be tax-deductible as "qualified performance-based compensation," as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the 2008 LTIP is being submitted to stockholders for approval in order to comply with the requirements of Section 162(m) of the Code.

The 2008 LTIP will require that the Compensation Committee establish objective performance goals using only the specific performance objectives set forth in the 2008 LTIP, which will be based on business criteria that the Compensation Committee determines are appropriate for measuring the Company's long-range goals. The business criteria under the 2008 LTIP will be consistent with the business criteria under the 2003 LTIP and will include the following criteria: net operating profit after taxes ("NOPAT"); NOPAT less a capital charge; return on capital employed; revenue; earnings per share; earnings per share before or after funding for some or all of the Company's incentive programs; operating profit; operating profit less a charge on one or more of the following items: working capital, inventory or receivables; net income; return on equity; cash flow return on investment; return on invested capital or assets; fair market value of stock; total shareholder return; and achievement of strategic initiatives. Since 2000, the Compensation Committee has determined that the performance targets for long term incentive compensation should be based on NOPAT less a capital charge.

The Proposal requires the Compensation Committee to adopt an executive compensation plan for senior executives that requires all performance goals for performance-based compensation to be benchmarked against the performance of the Company's peer companies. This requirement directly contradicts the flexible design of the 2008 LTIP that allows the Compensation Committee to establish performance goals using company-specific targets that are not subject to peer company comparison.

The Staff has in the past allowed a company to omit an executive compensation-related proposal because the stockholder proposal conflicted with a company proposal to be presented at the meeting. For example, the Staff concurred with a company's position that a stockholder proposal that executive compensation be linked to corporate performance based on specific elements of the company's financial statements conflicted with other detailed, specific performance criteria mandated by the plan that the company was simultaneously proposing for stockholder approval. *SBC Communications, Inc.* (pub. avail. Feb. 2, 1996). *See also, Abercrombie & Fitch Co.* (pub. avail. May 2, 2005) (proposal requiring that all stock options granted to senior executives be performance-vested conflicted with the company's proposed plan a key component of which was time-vested options).

In addition, the Staff has held that a company may omit a stockholder proposal if there is some basis for concluding that an affirmative vote on both the stockholder proposal and the company proposal would lead to an "inconsistent, ambiguous or inconclusive result." *AOL Time Warner, Inc.* (pub. avail. Mar. 3, 2003). *See also, Goodrich Corporation* (pub. avail. Jan. 27, 2004) (proposal to prospectively discontinue the grant of stock options to senior managers and limit senior executive equity compensation to time and performance-based restricted stock grants conflicted with the company proposal to increase the number of shares available for stock option grants under an existing incentive plan); *First Niagara Financial Group, Inc.* (pub. avail. Mar. 7, 2002) (proposal to replace senior executive stock option grants with cash bonuses conflicted with the company proposal to implement an omnibus equity incentive plan); *Baxter International Inc.* (pub. avail. Jan. 6, 2002) (proposal to prohibit future stock option grants to senior executives conflicted with the company proposal to implement an incentive compensation plan which provided for grants to senior executives); *Osteotech, Inc.* (pub. avail. Apr. 24, 2000) (proposal to discontinue stock option grants to certain executive officers conflicted with the company proposal to adopt a new stock option plan). As discussed above, because the 2008 LTIP, unlike the Proposal, does not require that performance goals be linked to the performance of the Company's peer companies, an affirmative vote on both the Company's proposal to adopt the 2008 LTIP and the Proposal would result in an inconsistent and ambiguous mandate from the Company's stockholders.

Because the 2008 LTIP, when approved by stockholders, will authorize the Committee to establish objective performance goals using only the specific performance objectives set forth in the 2008 LTIP without reference to the performance of the Company's peer companies, the Proposal is inconsistent with the provisions of the 2008 LTIP. Accordingly, we believe the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(9).

B. <u>Rule 14a-8(i)(3) - The Proposal contains materially false or misleading statements on account of the Proposal being inherently vague</u>

Rule 14a-8(i)(3) provides that a company may omit a stockholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite stockholder proposals may be omitted from a company's proxy materials if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (Sept. 15, 2004).

A proposal is sufficiently vague to be omitted from a company's proxy materials where a company and its stockholders could interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* (pub. avail. Mar. 12, 1991). In addition, the Staff has held that a proposal is vague and indefinite if the proposal fails to define its critical terms or otherwise provide guidance to the board of directors regarding the proposal's implementation, such that neither the stockholders nor the company would know how to implement the proposal. *See e.g.*, *Pfizer Inc.* (pub. avail. Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price" was excluded as impermissibly vague for failure to clarify "highest stock price" and the possible retroactive scope of the proposal); *General Electric Co.* (pub. avail. Feb. 5, 2003) (proposal requesting board to seek stockholder approval "for all compensation for senior executives and board members not to exceed more than 25 times the average wage of hourly working employees" was excluded as impermissibly vague for failure to define critical terms); and *General Electric Co.* (pub. avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of $1 million for General Electric officers and directors" was excluded as impermissibly vague for failure to define key terms).

We believe that the Proposal is impermissibly vague and is, therefore, excludable under Rule 14a-8(i)(3) for the following reasons:

- **Resolved: That the shareholders of Mattel, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior performance principle by establishing an executive compensation plan for senior executives ("Plan")**

  It is not clear if the Proposal is requesting that the Board of Directors adopt a new compensation plan, which may or may not require stockholder approval under applicable laws and/or stock exchange rules, or if the use of the word "plan" is being used more generically and means the approach to implement the pay-for-superior performance principle that should be adopted by the Board of Directors. If the Proposal is requesting that the Board of Directors adopt a new compensation plan, it is not clear how the adoption of the new plan affects (if at all) the existing compensation plans previously adopted by the Board of Directors and, in certain cases, approved by the stockholders.

  In addition, this element of the Proposal limits the application of the proposed executive compensation plan to "senior executives." The Proposal does not make clear which senior executives would be covered by the proposed executive compensation plan if it were implemented. Would the group include only "named executive officers" or would it include all officers of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended, or some other group of employees?

- **Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median**

  It is not clear if the reference to "incentive pay components" in this element of the Proposal applies to cash compensation, equity compensation or both.

  It is also not clear how the elements comprising annual and long-term incentive pay are to be valued for purposes of ascertaining "compensation targets" for senior executives. For example, how should the Company establish specific compensation targets, given the diverse nature of the compensation apparently at issue? What assumptions should the Company use to value equity compensation awards (*e.g.*, should future vesting requirements be taken into account, should the value be the "fair value" used for accounting purposes or an alternative model)?

  In addition, the fact that the term "peer group" is not defined and the members are not identified leads to many unanswered questions. For example, who is responsible for determining the peer group? How many companies should be in the peer group in order to get a statistically fair representation of the market? How should the peer group be selected (*e.g.*, should the peer group be comprised of other companies in the same industry with whom the Company directly competes for customers and revenue, companies with whom the Company competes for executive talent, companies with whom the Company competes for equity or other capital reflecting comparable financial characteristics or companies that have similar business complexity)? Does the same peer group need to be used for all purposes of the Proposal? Can the Compensation Committee change the peer group over time and, if so, how frequently? What happens if there are changes in the peer group due to a merger or consolidation, bankruptcy or other corporate event occurring during the performance period?

  Further, the Proposal is not clear with respect to how the "peer group median" should be established. For example, should the median be based on prior year or current year pay components? How should the peer companies be ranked to determine the median (*e.g.*, should compensation be ranked based on profitability, revenue or some other metric)?

- **Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards**

  This element of the Proposal is vague because it is not clear if the Company, when calculating the total target long-term compensation, is supposed to include long-term cash compensation, equity compensation or both. If the target long-term compensation includes both cash compensation and equity compensation, is the Proposal intended to require that, in the future, the Company grant a greater percentage of long-term compensation in the form of equity? Also, is the majority standard satisfied so long as more than half of the target long-term compensation is paid in performance-based equity awards or is a specific percentage greater than 50% required?

- **Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan**

  This element of the Proposal is vague because it fails to explain how the proposed executive compensation plan would provide for the strategic rationale and relative weightings of performance metrics.

- **Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies**

  The Proposal does not indicate which financial metrics should be used by the Company and it is unclear whether performance targets can be based on non-financial metrics. In addition, as the above discussion of the vagueness of the term "peer group" illustrates, the fact that the "peer companies" are not identified and the term is not defined leads to many unanswered questions.

- **Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance**

  As discussed above, the use of the term "peer group" and the reference to financial metrics and "peer group median" lead to many unanswered questions. In addition, it is not clear what the Company should do if peer group median performance cannot be ascertained because peer company data about a given performance metric is not publicly available or ceases to be available.

Without additional guidance and clarification on these vague elements of the Proposal, the Proposal fails to define or adequately explain certain of its critical terms and is open to multiple interpretations. As a result, stockholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if the stockholders approve it at the 2008 Annual Meeting. For these reasons, we believe that the Proposal is materially false and misleading within the meaning of Rule 14a-9 because it is inherently vague and indefinite.

Accordingly, we believe that the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3).[1]

III. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2008 Proxy Materials. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund (w/attachment)

[1] We request that the Staff not allow the proponent to revise the Proposal. In Staff Legal Bulletin 14B (Sept. 15, 2004), the Staff indicates that it may permit stockholders to make revisions that are "minor in nature and do not alter the substance of the proposal" further noting that this practice is "to deal with proposals that . . . contain some relatively minor defects that are easily corrected." The Staff Legal Bulletin further explains that "when a proposal . . . will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal." To revise the Proposal such that it would not be too vague for the Company to implement, the proponent would need to substantially revise the Proposal to address many of the questions raised in this letter; these changes are not "minor in nature" but would be "detailed and extensive". We thus request that the Staff not allow the proponent to revise the Proposal.

Exhibit A

Text of Proposal and Supporting Statement

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Mattel, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- The Company does not target a specific level of total compensation relative to the peer group, but it has the general intent to compensate executives at or above the market average.
- The Company does not disclose its peer group companies.
- Target performance levels for annual incentive plan metrics are not disclosed and are not peer group related.
- The annual incentive plan provides for below target payout.
- Options vest ratably over 3 years.
- Target performance levels for the long-term cash incentive metrics are not disclosed and are not peer group related.
- The long-term cash incentive provides for below target payout.

MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

March 18, 2008

1934 Act/Rule 14a-8

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. - Stockholder Proposal of United Brotherhood of Carpenters Pension Fund – Withdrawal of Proposal and Withdrawal of No Action Relief Request

Ladies and Gentlemen:

By letter dated January 30, 2008, I gave notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). In that letter, I requested confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials.

I am writing you today to inform you that the Proponent has withdrawn the Proposal, as indicated in their letter to us dated today, a copy of which is attached as Exhibit A. Accordingly, the Company hereby withdraws its request for no action relief relating to the Proposal.

Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund (w/attachment)

I:\data\wpdocs\normile\corresp\2008\2008-032.doc

Exhibit A

Copy of Letter from the Proponent Withdrawing the Proposal

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 310-252-2567]

March 18, 2008

Norman W. Gholson
Vice President, Assistant General Counsel
and Assistant Secretary
Mattel, Inc. – Law Department
Mail Stop M1-1518
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Mr. Gholson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the Pay-for-Superior Performance shareholder proposal ("Proposal") submitted to Mattel, Inc. ("Company") on December 14, 2007. The Fund's withdrawal of the Proposal is prompted by the Company's positive response to the Proposal. We appreciate the constructive and well-resourced dialogue on executive compensation that has allowed us to convey our perspective on this important topic and to better understand the Company's compensation practices and principles. We look forward to enhanced disclosure in the Company's 2008 proxy statement which will provide other shareholders with a fuller understanding of the Company's compensation plan. As a long-term investor in Mattel, the Fund will continue to encourage a rigorous pay and performance connection and we look forward to continued dialogue on the topic.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

END

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724